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                                                                       EXHIBIT 1

REPORT TO SHAREHOLDERS
2ND QUARTER 2003
(U.S. DOLLARS)

         For the first six months of fiscal 2003, International Uranium Corporation ("IUC" or the "Company") recorded a profit of $5,089,601 ($0.08 per share) on revenues of $9,091,904, as compared with a net loss of $2,279,472 ($0.03 per share) for the first six months of fiscal 2002. These profits are a result of the current processing campaign at the Company's White Mesa Mill, which enables the Company to recognize previously recorded deferred revenue as revenue when the materials are processed. This Mill run has also enabled the Company to eliminate its working capital deficit and to move to a positive working capital position of approximately $4.3 million by the end of the second quarter of fiscal 2003.

         During the quarter, the Company processed an estimated 69,600 tons of Ashland 1, Linde and Molycorp alternate feed materials, bringing the total processed for the first six months of fiscal 2003 to over 125,000 tons. In addition, the Company continued to receive approximately 8,800 tons of alternate feed material from the Linde project during the quarter. The current processing campaign will be completed on May 23, 2003, at which time nearly all of the bulk alternate feed material at the Mill site will have been processed, and the Mill will be placed on stand-by. While on standby, the Mill will continue to receive material from the Linde project, as well as minor amounts of additional material from the Ashland 1 and Heritage sites. The timing of the next mill run will depend on a number of conditions such as the uranium price, and the amount of materials that will have been received on site. The Company continues to aggressively pursue other alternate feed opportunities.

         Last quarter, the Company formed a 50/50 joint venture, Urizon Recovery Systems, LLC ("Urizon"), with Nuclear Fuel Services, Inc. ("NFS"). The purpose of Urizon is to pursue a program of reprocessing and recycling surplus nuclear materials, which are within the U.S. Department of Energy ("DOE") complex. In early April, NFS submitted a proposal to the DOE for funding the Urizon program, and in particular, for funding the design, licensing, construction and operation of a blending facility at NFS' Erwin, Tennessee site. DOE materials will be blended at that facility into a form of alternate feed material that will be suitable for processing at the Company's White Mesa Mill. This is an exciting first step for the Urizon program, and, if successful will enable the venture to begin detailed engineering and licensing of the blending facility at the NFS site in the first quarter of fiscal 2004. In addition to supporting NFS in the preparation of the proposal, the Company continued to make significant progress on the preparation of its license amendment for processing the blended material at the Company's White Mesa Mill. This license amendment will be submitted near the end of the third quarter of fiscal 2003. Review of the license amendment by the regulatory authorities is anticipated to take six months to a year to complete.

         With regard to the Moab Tailings Project, the Company was actively involved in the DOE's public scoping process for the Environmental Impact Statement ("EIS") for




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the project, which the DOE initiated during the first quarter of this fiscal year. A number of public scoping meetings were held. In addition, the Company has prepared an Environmental Report for the DOE to be used in the evaluation of the White Mesa Mill slurry pipeline transportation system option. The Company is also working with Pipeline Systems Inc. to refine its detailed cost estimate for the slurry pipeline, for presentation to the DOE late in the third quarter of fiscal 2003. Based on discussions to date, the DOE is still on schedule to produce a draft EIS by January of 2004, with the final EIS expected to be published by August 2004.

         Throughout the winter months, the Mongolian precious and base metals exploration program continued, focusing primarily on the analysis of data from the past year's field program and on the analysis of geophysical data. The Company is planning an extensive field program this summer on the land areas it acquired last year. The primary focus will be on the Tsagaan Tolgoi Region in western Mongolia and the Shiveen Gol copper/gold anomaly. A letter of intent was signed for the purchase of the Shiveen Gol anomaly with Datsan Trading Company in the first quarter of this fiscal year. The closing of the purchase of the Shiveen Gol properties is near completion.

         The Company intends to proceed with its plan to transfer its Mongolian precious and base metals properties, as well as its 70% interest in the Gurvan-Saihan Joint Venture to a subsidiary of the Company, which could then be used as a vehicle to finance the Company's Mongolian exploration program. The Company had hoped to complete this transfer during the first quarter of 2002; however, the transfer has been postponed pending improvements in market conditions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following discussion and analysis of the financial condition and results of operations for the Company for the period ended March 31, 2003 should be read in conjunction with the consolidated financial statements and accompanying notes. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

OVERVIEW

         IUC is incorporated under the Business Corporations Act (Ontario). As outlined in our 2002 Annual Report, the Company has redefined the focus of its business activities and is now primarily engaged in the business of recycling uranium-bearing waste products, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, as an environmentally preferable alternative to the direct disposal of these waste products. Alternate feed materials are generally ores or residues from other processing facilities that contain uranium in quantities or forms that can be recovered at the Company's White Mesa uranium mill (the "Mill"). While the Company has had considerable success to date in the development of its alternate feed business, the Company has not to date developed a sufficient backlog of alternate feed material to result in sustained profitable operations for the Company. Developing this


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backlog will be a prerequisite if the Company is to remain profitable and continue with its pursuit of this business in the future.

         The Company also owns several uranium and uranium/vanadium mines and exploration properties that have been shut down pending significant improvement in uranium and vanadium prices. The Company is seeking potential purchasers for these mining properties and associated mining equipment. In addition, the Company is engaged in the selling of uranium recovered from these operations in the international nuclear fuel market and sells vanadium and other metals that can be produced as a co-product with uranium.

         During fiscal 2002, the Company initiated a precious and base metals exploration program in Mongolia. The Company is also evaluating other exploration and development opportunities to expand its project portfolio beyond uranium and vanadium.

REVENUES

         Alternate feed processing activities during the first six months of fiscal 2003 consisted of the receipt, sampling, analysis and processing of Ashland 1, Linde and Molycorp materials. Revenues for the second quarter and first six months of fiscal 2003 of $4,817,797 and $9,091,904 respectively, increased $4,670,541 and $8,829,661 as compared to $147,256 and $262,243 for the comparable periods in fiscal 2002. These increases were due to the continuation of the alternate feed mill run, which began during the third quarter of fiscal 2002.

         Approximately 27,200 tons of material was received during the first six months of fiscal 2003 bringing the total received to over 278,425 tons from the Ashland 1, Linde, Heritage and Molycorp sites. The receipt of material from the Molycorp site is complete. During the remainder of the fiscal year the Company anticipates continuing to receive material from the Linde site at the current rates, as well as small quantities of material from the Ashland 1 and Heritage sites.

         Tons processed during the first six months of fiscal 2003 are estimated to be 125,978. As of March 31, 2003, tons processed during this mill run totaled 214,316, leaving approximately 64,100 tons to be processed during the third quarter of fiscal 2003. The average throughput recognized during fiscal 2003 was less than that recognized during fiscal 2002 due to winter operating conditions and other factors.

         The Company receives a recycling fee for a majority of the alternate feed materials once they are delivered to the Mill. A portion of the fees, equal to the costs that are incurred receiving materials, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the material is processed at which time they are recorded as revenue. In addition to the recycling fees, the Company will retain the uranium recovered from these materials, which can be sold in subsequent periods.


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         The Company continues to hold approximately 424,000 pounds of vanadium, as black flake, and approximately 144,000 pounds of vanadium, as vanadium pregnant liquor. Throughout the quarter, vanadium prices were at historic lows of $1.30 to $1.50 per pound V2O5; however, over the past six weeks, vanadium prices have improved and are currently trading in the range of $2.30 to $2.80 per pound V2O5. The Company is evaluating opportunities to sell its inventory at these price levels.

COST OF PRODUCTS AND SERVICES SOLD

         Process milling expenditures for the second quarter and first six months of fiscal 2003 of $1,807,052 and $3,495,021, respectively, which represent the costs incurred receiving and processing alternate feed materials, increased $1,647,557 and $3,221,296 as compared to $159,495 and $273,725 for the comparable periods in fiscal 2002. During the second quarter and first six months of fiscal 2002 the Company did not process any alternate feed material.

         In addition to FUSRAP (Formerly Utilized Sites Remedial Action Program) material from the Linde and Ashland 1 sites, the Company continues to receive deliveries of alternate feed materials from another uranium producer under a long-term arrangement. While the Company will not receive a processing fee for this particular alternate feed material it will produce uranium from these materials, which will then be sold. These materials will not be processed until the price of uranium strengthens above current levels. As of March 31, 2003, there were approximately 5,300 tons of these materials at the Mill. Materials received from other uranium producers or private industry sources tend to be relatively high in uranium content but relatively small in volume as compared to FUSRAP materials.

MILL STAND-BY

         Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material has been accumulated to justify an efficient mill run. As the Mill was processing alternate feed material during the first six months of fiscal 2003, there were no Mill stand-by expenditures. During the second quarter and first six months of fiscal 2002 the Mill did not process any alternate feed material, resulting in Mill stand-by expenditures of $718,099 and $1,377,572 respectively.

SELLING, GENERAL AND ADMINISTRATIVE

         Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for the second quarter and first six months of fiscal 2003 were $414,177 and $1,010,963 respectively. This represents a decrease of $487,099 or 54% and $474,490 or 32% as compared to expenditure levels of $901,276 and $1,485,453 for the comparable periods in fiscal 2002. The decreases resulted


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primarily from charging Urizon for services rendered. Pursuant to the Urizon operating agreement, each member must provide services as specified therein and charge Urizon for such services. Depending upon the type of services provided by the members, Urizon reimburses such services to the members either currently when charged or in the future out of available distributable cash after certain profit and funding conditions have been satisfied. Selling, general and administrative expenses before charging Urizon for services rendered were $1,355,991 for the first six months of fiscal 2003 as compared to $1,485,453 for the first six months of fiscal 2002.

EXPLORATION

         During the second quarter of fiscal 2002, the Company initiated a precious and base metals exploration effort in Mongolia. This program is being funded 100% by the Company, and the Company holds a 100% interest in the lands that have been licensed for exploration. As of March 31, 2003, the Company had acquired 54 exploration licenses totaling 3.5 million hectares. Additional exploration licenses are pending. To date, activities have included land and data acquisition, geophysical and geochemical analysis and an extensive field program. Exploration expenditures on these properties during the first six months of fiscal 2003 were $246,402.

OTHER INCOME AND EXPENSE

         Net interest and other income for the second quarter and first six months of fiscal 2003 was $235,885 and $441,769 respectively, as compared to $505,891 and $635,265 for the second quarter and first six months of fiscal 2002. The decrease of $193,496 during the comparable six-month periods was the result of a decrease in gains on the sale of short-term investments of $215,478 offset by increases in income from equipment sales of $68,433. In addition, interest income decreased $33,851 during the first six months of fiscal 2003 due to a decrease in the average cash balances available for investment.

LIQUIDITY AND CAPITAL RESOURCES

         At March 31, 2003, the Company had cash and short-term investments of $6,278,209 and working capital of $4,325,319 as compared to cash and short-term investments of $9,759,946 and a working capital deficit of $82,136 at September 30, 2002. The increase of $4,407,455 in working capital was primarily due to the Company processing alternate feed materials. As the alternate feed materials were processed, deferred revenue was recorded as revenue, which reduced current liabilities and assisted in the elimination of the Company's working capital deficit during the first six months of fiscal 2003. The Company must continue to generate new sources of alternate feed material to ensure a positive working capital position in future periods.

         Net cash provided by operating activities was $4,540,838 for the first six months of fiscal 2003 and consisted primarily of net income from continuing operations of $5,089,601, adjusted for non-cash items of depreciation of $347,731, offset by an increase in trade and other receivables of $552,621 reflecting higher receipts of alternate


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feed material and amounts due from Urizon, and decreases in accounts payable and accrued liabilities of $173,207.

         Net cash used in investment activities was $565,176 for the six months ended March 31, 2003 and consisted of proceeds from the sale of short-term investments of $1,377,260, offset by purchases of short-term investments of $996,675. Restricted investments decreased by $768,550, primarily reflecting the settlement and termination of the uranium concentrates sale and put option agreement entered into with a third party. A $1,000,000 bond that secured a portion of this transaction was released on January 15, 2003. This reduction in bonding was offset by interest income from restricted investments of $231,450. In addition, during the six months ended March 31, 2003, the Company invested $1,500,000 in Urizon.

         Net cash used in financing activities for the six months ended March 31, 2003 totaled $7,198,620 and consisted primarily of a decrease in deferred revenues of $6,986,357. Deferred revenues represent processing proceeds received or receivable on delivery of alternate feed materials but in advance of the required processing activity. As the Ashland 1, Linde, Heritage and Molycorp materials are processed; the deferred revenue is reclassified as revenue. The cost of processing these materials is recorded as process milling expenditures and the Company's cash position is decreased by the cost of processing.

ENVIRONMENTAL RESPONSIBILITY

         The Company reviews the anticipated costs of decommissioning and reclaiming its Mill and mine sites as part of its environmental planning process. The Company also formally reviews the Mill's reclamation estimate annually with the U.S. Nuclear Regulatory Commission. Based on these reviews it was determined that the Company's estimated reclamation obligation of $12,320,983 is sufficient to cover these projected future costs. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

         The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents and fixed income securities as collateral against these bonds. At March 31, 2003, the amount of these restricted investments collateralizing the Company's reclamation obligations was $11,898,388.

         As mentioned in previous reports, the Company had detected some chloroform contamination at the Mill site that appeared to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. In April 2003, the Company reached agreement with its regulatory authorities on the classification of the chloroform contamination. As a result, the Company was able commence an interim remedial program of pumping the chloroform-contaminated water from the groundwater


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to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue.

RESEARCH AND DEVELOPMENT

         The Company does not have a research and development program per se. Process development efforts expended in connection with processing alternate feed materials are included as a cost of processing. Process development efforts expended in evaluating potential alternate feed materials that are not ultimately processed at the Mill are included in Mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

TREND INFORMATION

         During the period 1997 through 2000, the Company saw a deterioration in both uranium and vanadium prices, from $11.00 per pound of U3O8 and $4.10 per pound of V2O5 in October 1997 to $7.40 per pound of U3O8 and $1.70 per pound of V2O5 at the end of September, 2000. As a result of these decreases in commodity prices, the Company decided to cease its uranium and uranium/vanadium mining and exploration activities in 1999, and has shutdown all of its uranium and uranium/vanadium mines and its Mongolian Uranium Joint Venture pending any significant improvements in commodity prices. Also as a result of these market events, the Company decided to marshal its resources to concentrate its operations primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business. Although uranium prices have increased to $11.00 per pound U3O8 as of April 30, 2003, and vanadium is currently trading in the range of $2.30 to $2.80 per pound V2O5, prices are still too low to justify the operation of the Company's mines or development of its Mongolian uranium project.

         Although the Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company, this capacity is expected to run out within the next one to three years, depending on the level of success of the Company in entering into contracts for the processing of additional feed materials. In order to provide additional tailings capacity, the Company will have to repair existing tailings Cell No. 4A, at an estimated cost of $1.5 to $3.0 million. In addition, if Cell No. 4A is put into use, the reclamation obligation for the Mill would increase by approximately $1.0 million, which would require an increase in the Mill's reclamation bond by that amount. The repair of Cell No. 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the foreseeable future.

OUTLOOK FOR 2003

         With the formation of the Urizon Joint Venture with Nuclear Fuel Services Inc., the Company will focus on the preparation and submittal of the license amendment application and the submittal of a proposal to the U.S. Department of Energy ("DOE") for funding of this project in the third quarter of fiscal year 2003. The Company will not


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know the status of either the license amendment or the proposal until the latter part of fiscal 2003.

         On the Moab Tailings Project, the Company will continue to monitor the preparation of and provide input into DOE's Environmental Impact Statement for the Project.

         The White Mesa Mill will continue to process the Ashland 1, Linde and Heritage alternate feed materials. Based on average throughput rates attained to date, the mill run will be completed during the third quarter of fiscal 2003.

         Due to depressed uranium and vanadium markets, the Company suspended all of its U.S. uranium and uranium/vanadium mining activities in 1999. The Company intends to keep those properties, as well as the Gurvan-Saihan Joint Venture, in a shutdown status indefinitely, pending any significant improvements in commodity prices. The Company also continues to seek potential purchasers for its uranium and uranium/vanadium mining properties and associated mining equipment.

         For the 2003 exploration season in Mongolia, the Company is planning ongoing regional base and precious metals exploration in Mongolia while also undertaking more concentrated exploration on the Companies existing base and precious metals licenses. Exploration work will consist of detailed mapping, geochemistry and geophysics, to elevate our best prospects to drill targets. To fund this program, the Company intends to form a new subsidiary that will hold the Mongolian precious and base metals exploration properties as well as the Company's 70% interest in the Gurvan-Saihan Joint Venture. Depending on market conditions, funds required for future exploration activities in Mongolia may be raised through private or public offerings of securities of the subsidiary.

RISKS AND UNCERTAINTIES

         Under the NRC's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Various third parties have challenged certain of the Mill's license amendments, although none of such challenges have been successful to date. The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain types of alternate feed materials, in certain circumstances, may be adversely affected, which could have a significant impact on the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere in this Report to Shareholders constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown


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risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

         Risk factors that could affect the Company's future results include, but are not limited to, competition, environmental regulations, reliance on alternate feed income, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.